KERRY

RECEIVED

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 962

08003878

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

SUPPL

14th July, 2008

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan,
Head of Investor Relations,
KERRY GROUP PLC.

PROCESSED
JUL 23 2008
THOMSON REUTERS

7/21

STANDARD FORM TR-1

VOTING RIGHTS ATTACHED TO SHARES – ARTICLE 12(1) OF DIRECTIVE 2004/109/EC

FINANCIAL INSTRUMENTS – ARTICLE 11(3) OF THE COMMISSION DIRECTIVE 2007/14/EC i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii: **Kerry Group plc**
2. Reason for the notification (please tick the appropriate box or boxes):

   [x] an acquisition or disposal of voting rights

   [ ] an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

   [ ] an event changing the breakdown of voting rights
3. Full name of person(s) subject to the notification obligation iii:
   Invesco Limited
4. Full name of shareholder(s) (if different from 3.) iv:
5. Date of the transaction and date on which the threshold is crossed or reached v:
   7 July 2008
6. Date on which issuer notified; **9 July 2008**
7. Threshold(s) that is/are crossed or reached: **4%, 3%**
8. Notified details:

A) Voting rights attached to shares							
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction vi		Resulting situation after the triggering transaction vii				
	Number of Shares viii	Number of Voting rights ix	Number of shares x	Number of voting Rights xi		% of voting rights	
			Direct	Direct xii	Indirect xiii	Direct	Indirect
Kerry Group plc IE0004906560	**8,707,598**	**8,707,598**	**6,984,830**		**6,984,830**		**3.99%**
SUBTOTAL A (based on aggregate voting rights)	**8,707,598**	**8,707,598**	**6,984,830**		**6,984,830**		**3.99%**

B) Financial Instruments				
Resulting situation after the triggering transaction xiv				
Type of financial instrument	Expiration Date xv	Exercise/Conversion Period/ Date xvi	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
		SUBTOTAL B (in relation to all expiration dates)		

Total (A+B)	**number of voting rights**	**% of voting rights**
	6,984,830	**3.99%**

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xvii:

Invesco Hong Kong Ltd – 35,174

Invesco Asset Management Company (Japan) Ltd – 12,856

Invesco Asset Management Ltd – 146,025

Invesco Asset Management GmbH – 20,471

Invesco Asset Management GmbH & Invesco GT Asset Management – 129,725

Invesco Kapitalanlagegesellschaft GmbH - 10,571

Invesco GT Asset Management SA – 19,574

Invesco Asset Management Ltd & Invesco Asset Management GmbH – 3,888

AIM Funds Management Inc – 6,485,071

Invesco Asset Management Ltd (Ireland) & Aim Funds Management Inc – 14,543

AIM Advisors & AIM Funds Management Inc – 7,760

Stein Roe & Aim Funds Management Inc – 8,040

Invesco Asset Management (Japan) Ltd & AIM Trimark – 30,779

Invesco Institutional (N A) Inc – 21,366

PowerShares Capital Management Ireland – 271

PowerShares Capital Management LLC – 1,609

Invesco Institutional (N A) Inc & Invesco Asset Management GmbH – 31,807
Invesco GT Asset Management SA (Luxembourg) & AIM Funds Management Inc – 5,300

10. In case of proxy voting: [*name of the proxy holder*] will cease to hold [*number*] voting rights as of [*date*].

11. Additional information:
Done at [*place*] on [*date*]

ANNEX TO THE STANDARD FORM TR-1 [xviii]

a) <u>Identity of the person or legal entity subject to the notification obligation:</u>
Full name (including legal form for legal entities)
Contact address (registered office for legal entities)
Phone number
Other useful information (at least legal representative for legal persons)

b) <u>Identity of the notifier, if applicable</u> [xvii]:
Full name
Noel Moynihan

Contact address
Invesco Limited
Georges Quay Plaza
43 Townsend Street
Dublin 2
Ireland

Phone number
+353 1 4398260

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

c) <u>Additional Information</u>
Head of Compliance

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END